June 18, 2019

Robert J. Johnson
Senior Executive Vice President, General Counsel
BB&T CORP
200 West Second Street
Winston-Salem, NC 27101

       Re: BB&T CORP
           Amendment No. 2 to
           Registration Statement on Form S-4
           Filed June 14, 2019
           File No. 333-230179

Dear Mr. Johnson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-4

General

1. We note that your proxy statement/prospectus contains a number of blanks for information such as the most recent closing price of BB&T's common stock, the special meeting dates and the record date. Please file a pre-effective amendment to your proxy statement/prospectus that includes all missing information. Refer to Rule 430(a) of the
       Securities Act.
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-3

2. We note that counsel has assumed on page 2 that the Corporation will continue to be in
 Robert J. Johnson
BB&T CORP
June 18, 2019
Page 2
         good standing through the date upon which the Securities are issued. Please remove this assumption as it is not appropriate for counsel to assume that the registrant is legally incorporated. For more information, please refer to Section I.B.3.a of Staff Legal Bulletin
         No. 19.
Exhibits 8.1 and 8.2, page II-3

3. We note that both tax opinions are short-form tax opinions. Please revise the tax disclosure in the proxy statement/prospectus and file revised tax opinions to clearly state that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. For more information, refer to Section III.B.2 of Staff
         Legal Bulletin No. 19.
       You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameRobert J. Johnson                            Sincerely,
Comapany NameBB&T CORP
                                                               Division of
Corporation Finance
June 18, 2019 Page 2                                           Office of
Financial Services
FirstName LastName